Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240 631 7600 T 240 631 9595 F www.steben.com

March 21, 2014

Steben Alternative Investment Funds

9711 Washingtonian Blvd., Suite 400

Gaithersburg, Maryland 20878

Ladies and Gentlemen:

With respect to our purchase from you, at the purchase price of $100,000 for 10,000 shares of beneficial interest, net asset value of $10 per share (“Initial Shares”) in Steben Managed Futures Strategy Fund, a series of Steben Alternative Investment Funds, we hereby advise you that we are purchasing such Initial Shares for investment purposes without any present intention of seeking to liquidate such Initial Shares.

Very truly yours,

Steben & Company, Inc.

By: /s/ Carl A. Serger
Name:	Carl A. Serger
Title:	Chief Financial Officer